UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              ONGARD SYSTEMS, INC.
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    682727102
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1997
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 682727102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            360,000/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13       Percent of Class Represented By Amount in Row (11)

                                     5.44%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
1.  See Item 5.

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 682727102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            360,000/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13       Percent of Class Represented By Amount in Row (11)

                                     5.44%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
1. See Item 5.

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 682727102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                            360,000/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13       Percent of Class Represented By Amount in Row (11)

                                     5.44%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
1.  See Item 5.

                                                               Page 5 of 9 Pages

               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Common Shares"), of Ongard Systems, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated September 8, 1995, filed by one of the Reporting Persons (as defined herein), and Amendment No. 1 thereto dated January 1, 1997, filed by the Reporting Persons (collectively, the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Persons to report a transfer in ownership of Common Shares and 31 shares of Series B Redeemable Preferred Limited Voting Stock, $0.001 par value per share (the "Series B Shares," and together with the Common Shares, the "Shares"), held for the account of Quota Fund N.V., a
Netherlands Antilles corporation ("Quota"), to Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of Soros Fund Management LLC, a Delaware limited liability Company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This Statement relates to Shares held for the account of Quasar Partners.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quasar Partners. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar
Partners. Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quasar Partners

                                                               Page 6 of 9 Pages

as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.


               During the past five years, none of the Reporting Persons, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quasar Partners expended approximately $427,683 of its working capital to purchase the Shares from Quota reported herein as being acquired in the last 60 days.

               The Shares held for the accounts of Quasar Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.


Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quasar Partners were acquired or disposed of for investment purposes. Neither Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Quasar Partners and/or other SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) At the direction of SFM, Quota entered into an investment advisory contract with Montgomery Asset Management, L.P. ("Montgomery") pursuant to which Montgomery was granted investment discretion over certain funds of Quota (the "Montgomery Contract"). Effective as of the close of business on June 30, 1997 Quota assigned all of its rights and obligations pursuant to the Montgomery Contract to Quasar Partners.

               SFM LLC has the ability to terminate the Montgomery Contract within 60 days, with respect to all investments made for the account of Quasar Partners at the direction of Montgomery, including but not limited to those involving the Common Shares, and acquire the voting and dispositive power held by Montgomery with respect to the Common Shares. Accordingly, notwithstanding that none of the Reporting Persons currently exercise such power, each of the Reporting Persons may be deemed to be the beneficial owner of the 360,000 Common Shares currently held for the account of Quasar Partners (representing approximately 5.44% of the total number of Common Shares outstanding).

                                                               Page 7 of 9 Pages


               (b) Montgomery holds the sole power to direct the voting and disposition of the 360,000 Common Shares held for the account of Quasar Partners pursuant to the Montgomery Contract. SFM LLC has contractual authority on behalf of Quasar Partners to terminate the Montgomery Contract within 60 days and, as a result, the Reporting Persons may be deemed to have the ability to acquire the voting and dispositive power held by Montgomery with respect to the 360,000 Common Shares held for the account of Quasar Partners.

               (c) Except for the transaction described in Item 3 in which Quasar Partners purchased 360,000 Common Shares at a price of $1.88 per share and 31 Series B Shares at a price of $0.10 per share from Quota on July 1, 1997, which was effected at the direction of SFM LLC, there have been no transactions effected with respect to the Shares since May 9, 1997 (60 days prior to the date hereof) by Quasar Partners or by any of the Reporting Persons.

               (d) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quasar Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described in Items 5 hereto, which is incorporated in this Item 6 by reference, the Reporting Persons, Quasar Partners and/or other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement dated January 1, 1997 by and among Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                               Page 8 of 9 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 8, 1997                     SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAELL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAELL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAELL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 9 of 9 Pages

                                     ANNEX A



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.